Exhibit 23.01
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the incorporation by reference in Registration Statements No. 333-139369 on Form S-8 and No. 333-148840 on Form S-3 of Double-Take Software Inc. of our report dated March 9, 2007 except as to Note 21, which is as of July 18, 2007 and Note 22, which is as of January 23, 2008 relating to the consolidated financial statements of Timespring Software Corporation/Corporation de Logiciels Timespring (“Timespring”) for the years ended December 31, 2006 and 2005 (which report expresses an unqualified opinion and includes a separate report titled comments by Independent Registered Chartered Accountants on Canada and United States of America Reporting Differences referring to conditions and events that cast substantial doubt on Timespring’s ability to continue as a going concern), appearing in this Current Report on Form 8-K/A of Double-Take Software Inc. dated March 11, 2008.
/s/ DELOITTE & TOUCHE LLP
Montreal, Canada
March 11, 2008